Exhibit 99.1

Swvl Signs Its First SaaS Contract in the UK, Marking Entry into the European Market

Swvl launches SaaS offering in the United Kingdom, securing its first enterprise contract and signaling the Company’s strategic expansion into Europe

This milestone establishes Swvl’s software platform as a globally exportable solution for mobility digitization and workforce mobility

The new contract supports Swvl’s strategy of expanding its footprint across high-revenue and margin growth markets

DUBAI, United Arab Emirates, June 3, 2025 (GLOBE NEWSWIRE) — Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading global provider of technology-enabled mobility solutions for enterprises and governments, today announced it has signed its first Software-as-a-Service (SaaS) contract in the United Kingdom (UK). The agreement marks Swvl’s entry into the European market and represents a significant step in the Company’s ongoing global SaaS rollout.

This UK-based contract introduces Swvl’s proprietary mobility management platform to a new market, enabling enterprise clients to digitize operations, monitor fleets in real-time, and optimize route planning. We believe this reflects growing demand for technology-first mobility solutions in mature transport markets and demonstrates the adaptability of Swvl’s platform to regulatory and operational requirements across markets.

The rollout in the UK aims to solve what we believe is a major pain point faced by corporations, warehouses, universities, and schools where they face fragmented and inefficient commute operations. Swvl’s SaaS platform addresses these with an end-to-end digitization stack comprised of a Rider App, Driver App and Client Portal, which forms a robust toolkit for organizations to move from manual scheduling and fragmented communication, to data driven, cost effective and sustainable commute operations.

Mostafa Kandil, CEO of Swvl, commented: "In our view, this is more than just a contract, it is a validation of our platform’s global relevance. We believe that signing our first SaaS contract in the UK affirms the scalability of Swvl’s technology and our ability to serve clients anywhere in the world. Europe represents a strategic growth corridor for us, and we believe that this milestone marks the beginning of a new chapter in Swvl’s expansion story."

For more information about Swvl and its services, please visit www.swvl.com.

About Swvl

Swvl is a global technology provider offering transformative mobility solutions for enterprises and governments. The company’s platform delivers innovative transportation alternatives, enabling safer, more efficient, and accessible mobility options. Swvl operates in numerous cities worldwide, providing services that empower individuals and organizations to navigate their environments effectively.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses that the UK contract signals its strategic expansion into Europe and represents a significant step in its ongoing global SaaS rollout, the belief that the UK contract reflects growing demand for technology-first mobility solutions in mature transport markets and demonstrates the adaptability of Swvl’s platform to regulatory and operational requirements across geographies, that the contract is a validation of its platform’s global relevance, the belief that signing its first SaaS contract in the UK affirms the scalability of its technology and its ability to serve clients anywhere in the world, and that Europe represents a strategic growth corridor for SWVL, which it believes marks the beginning of a new chapter in Swvl’s expansion story. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact:

Investor Relations: ir@swvl.com

Ahmed Misbah, Swvl’s Chief Financial Officer: ahmed.misbah@swvl.com